Mail Stop 4561

August 24, 2006

Mr. Robert J. Ambrosi
Chairman and President
ARC Corporate Realty Trust, Inc.
1401 Broad Street
Clifton, NJ 07013

> **Re:** **ARC Corporate Realty Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **Filed May 10, 2006**
> **File No. 0-50727**

Dear Mr. Ambrosi:

　　We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Steven Jacobs
Accounting Branch Chief